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UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH. D.C. SECTION
354

SEC FILE NUMBER
8-41133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
E*TRADE
Marquette Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue - 35th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Ehrlich (212) 826-8737
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, Stephen Ehrlich, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Marquette Securities, Inc. (a wholly-owned subsidiary of E*TRADE Institutional Holdings, Inc.), for the fifteen months ended December 31, 2001 are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Chief Financial Officer

Title



Notary Public

Notary Public, State of New York
No. 01OL6004337
Qualified in New York County
Certificate filed in New York County
Commission Expires March 23, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C.
354
SECTION

MARQUETTE SECURITIES, INC.

(SEC I.D. No. 8-41133)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354
WASH, D.C. SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Marquette Securities, Inc.

We have audited the following statement of financial condition of Marquette Securities, Inc., a wholly-owned subsidiary of E*TRADE Institutional Holdings, Inc., (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
January 25, 2002

MARQUETTE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$389,953
CASH SEGREGATED FOR REGULATORY PURPOSES	150,000
DEFERRED TAX ASSET	119,314
OTHER ASSETS	502
TOTAL ASSETS	$659,769

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Parent	$ 7,585
Other accounts payable and accrued expenses	8,000
Total liabilities	15,585
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value;	
1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	657,000
Accumulated deficit	(13,816)
Total stockholder's equity	644,184
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$659,769

See notes to the statement of financial condition.

MARQUETTE SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Marquette Securities, Inc. (the "Company") is a wholly-owned subsidiary of E*TRADE Institutional Holdings, Inc. (the "Parent"), which is owned by TIR ("Holdings") Limited ("Holdings"), a Cayman Islands company. On August 31, 1999, E*TRADE Group, Inc. ("E*TRADE") purchased all the outstanding common stock of Holdings. Accordingly, the Company is a wholly-owned subsidiary of E*TRADE.

During 2000, the Company changed its fiscal year-end from September 30 to December 31, thereby conforming to the fiscal year-end of E*TRADE. The Company received all necessary regulatory approvals for changing its fiscal year-end.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company provides commission recapture programs to pension plan sponsors. Compensation for such services is received through commissions on securities transactions and 12b-1 fees.

The Parent purchased the Company on May 1, 1998 for $300,000. Prior to this purchase, the Company distributed its net assets to its former stockholder, leaving zero net assets (and fair value) on the Company's balance sheet. Since the Parent recorded the acquisition using the purchase method of accounting, the $300,000 excess of the purchase price over the fair value of the net assets purchased was recorded as goodwill by the Parent. This goodwill was subsequently "pushed down" to the Company. During the year ended September 30, 2000, the Parent paid an additional $33,000 in accordance with the purchase agreement, which was also pushed down to the Company, resulting in additional goodwill and additional paid-in capital.

At December 31, 2001, the Company has essentially ceased its business operation. The Company's business operation was transferred to E*TRADE Institutional Securities, Inc., an affiliated entity of the Company.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices.

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Securities commission revenues and related expenses are accrued for on a trade date basis. All securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker. The Company pays the clearing broker for clearing expenses in accordance with terms under an informal clearing arrangement.

The Company receives 12b-1 fee income from registered investment companies and remits 60% of this fee income to pension plan sponsors, representing 12b-1 fee expense to the Company. 12b-1 fee income and expense are accrued on a monthly basis.

The statement of financial condition is presented in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which was later amended by SFAS No. 138. The effective date of SFAS No. 133 is now for fiscal years beginning after June 15, 2000. Effective January 1, 2001, the Company adopted this statement. The adoption of this statement had no impact on the statement of financial condition.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-* a Replacement of FASB Statement No. 125. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended December 15, 2000. The adoption of the Statement had no impact on the statement of financial condition.

3. TRANSACTIONS WITH RELATED PARTY

The Company has an informal management fee arrangement with its Parent under which certain overhead expenses, including employee compensation and other management and administrative costs incurred by the Parent, are allocated and charged to the Company. Payable to Parent is noninterest bearing and has no stated maturity date.

4. INCOME TAXES

The Company's results are included in the Parent's consolidated federal and combined state and local tax returns. Under an informal tax sharing agreement, the Company computed its income taxes on a separate company basis. Related income taxes payable to the Parent under this agreement are included in the Payable to Parent

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $524,368 which was $274,368 in excess of its required net capital of $250,000. The Company's net capital ratio at December 31, 2001 was .03 to 1.

6. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers of the Company are introduced and closed through a clearing broker. Pursuant to an informal arrangement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company seeks to control the credit risk of nonperformance by its customers by evaluating the creditworthiness of its customers and by reviewing their trading activities on a periodic basis.

Cash and cash equivalents are on deposit with a major money center bank.

7. CASH SEGREGATED PURSUANT TO SEC RULE 15c3-3

The Company has segregated cash of $150,000 in a special reserve bank account for the benefit of customers which is in excess of the required $0 computed in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



January 25, 2002

Marquette Securities, Inc.
535 Madison Avenue
New York, New York 10022

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of Marquette Securities, Inc. (the "Company") for the fifteen months ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Yours truly,